

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Christopher McElvany
Chief Executive Officer
Lucy Scientific Discovery, Inc.
301-1321 Blanshard Street
Victoria, British Columbia V8W 0B6 Canada

> **Re: Lucy Scientific Discovery, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 28, 2021**
> **CIK No. 0001865127**

Dear Mr. McElvany:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your disclosure here and elsewhere in the prospectus that your future plans for your business depend upon further approvals from Health Canada. Please revise here and throughout the prospectus to disclose that there is no guarantee that you will be able to receive such approvals. Please also revise to disclose here and in the Business section whether and how you would be able to generate revenue should you not receive any additional approvals from Health Canada.

2.   Please revise to disclose here and in the Business section, if true, that the APIs and other products that you plan to produce would only be authorized for sale in Canada for clinical testing purposes in an "institution," for the purpose of determining the hazards and efficacy of the drug, and for laboratory research in an institution by qualified investigators since they are restricted drugs on the Schedule to Part J of the Canadian Food and Drug Regulations and that sales of the APIs in Canada for commercial purposes are currently prohibited.

3.   Please revise to disclose here and in the Business section, if true, that you have yet to manufacture any psychedelics-based products, have not yet sold any products and have yet to generate any revenue.

4.   We note your disclosure on page 2 that you expect to submit a license amendment to Health Canada to permit you to sell your products to qualified clients once your production facilities are fully built out and functioning. Please revise to disclose here and in the Business section when you anticipate making that submission and to whom you would be allowed to sell.

Our Business Strategy, page 2

5.   Please revise here and in the Business section to briefly describe the steps that you have taken to date to commence your business and any obstacles involved before you can commence the planned operations. Please include any contingencies such as raising additional funds and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue.

Risk Factors
Our business could expose us to potential product liability and other liability risks, page 25

6.   Please revise to clarify why you may not be able to qualify for product liability insurance coverage.

Market and Industry Data, page 54

7.   We note your statement regarding market data used in the prospectus cautioning investors "not to give undue weight" to estimates. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, Share Based Payments, page 71

8.   Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the

initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Business

Psychotropic Therapies Yield Promising Results, page 76

9. Please balance the disclosure in this section by disclosing that only a limited number of psychedelics-based medicines have been approved by Health Canada and the FDA.

Certain Relationships and Related Party Transactions, page 117

10. Please file the convertible promissory note with Downwind Investments, LLC and the Stipancic Settlement Agreement as exhibits or tell us why you do not believe it is required.

Principal Shareholders, page 125

11. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Astatine Capital Ltd., DPL Capital Inc., Profis Investment Corporation, Roma Ventures, LLC, Roxy Capital, Inc. and Theseus Capital Ltd.

Consolidated Financial Statements for the Year ended June 30, 2020
Note 5. Notes Payable, page F-12

12. Please tell us how you considered ASC 470-50-40-2 in recording a gain from extinguishment of debt issued to a Company controlled by the former CEO and stockholder of the Company.

Note 6. Stockholder's Equity
Stock Options, page F-15

13. For each share-based payment arrangement, please revise to present all required disclosure under ASC 718-10-50. For example, we do not see the disclosures required by ASC 718-10-50-2(c)(2), including any disclosure about the vesting of the options that are outstanding at June 30, 2020.

General

14. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Andrew Hulsh, Esq.